Cover Letter to Offer to Repurchase and Letter of Transmittal

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely Notification of the Fund’s Tender Offer.

September 25, 2014

Dear Steben Select Multi-Strategy Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Steben Select Multi-Strategy Fund (the “Fund”).  If you are not interested in tendering any of your Class A Shares or Class I Shares in the Fund (“Shares”) for repurchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on September 25, 2014.  While tenders of Shares may be withdrawn until 12:00 midnight, Eastern time, on October 23, 2014, unless extended, tenders of Shares must be submitted no later than October 23, 2014, unless extended.  The purpose of the tender offer is to provide liquidity to Shareholders of the Fund.  Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for repurchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than October 23, 2014, unless extended.   If you do not wish to sell your Shares, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than October 23, 2014, unless extended.

We anticipate having tender offers each quarter, subject to approval by the Board of Trustees and any unforeseen circumstances.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at 800.726.3400, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Steben Select Multi-Strategy Fund